Exhibit 99.1

Rule 17j-1 Joint Code of Ethics

I.	Statement of General Fiduciary Principles

This Code of Ethics (the “Code”) has been adopted by Macquarie Infrastructure Income Opportunities Fund (the “Company”) as well as the Company’s investment adviser, Macquarie Wealth Advisers, LLC (the “Adviser”), the Company’s investment sub-adviser, Macquarie Asset Management Credit Advisors US, LLC (the “Sub-Adviser”) and the Company’s intermediary manager, Macquarie Capital (USA), Inc. (the “Intermediary Manager”), in accordance with Rule 17j-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). The purpose of the Code is to establish standards and procedures to detect and prevent activities by which a person, having knowledge of the investments and investment decisions of the Company, may abuse their fiduciary obligation to the Company, and otherwise to deal with the types of conflict of interest situations that Rule 17j-1 is intended to address.

The Code seeks to make evident the principle that the trustees and officers of the Company, and the managers, partners, executives, and employees of the Adviser, the Sub-Adviser and the Intermediary Manager owe a fiduciary responsibility to the Company and as such must conduct their personal security transactions in a way that does not interfere with the Company’s investment decisions or otherwise provide them an unfair advantage due to their relationship with the Company. Each provision of this Code and the general principles contained herein are required to be complied with by Access Persons (as defined below) of the Company, the Adviser, the Sub-Adviser or the Intermediary Manager. Any Access Person who is affiliated with another entity that is a registered investment adviser is, in addition, expected to comply with the provisions of the code of ethics that has been adopted by such other investment adviser. The Adviser has adopted its own code of ethics in accordance with the Investment Advisers Act of 1940 and the rules thereunder (“Adviser’s Code”). The Sub-Adviser has adopted its own code of ethics in accordance with the Investment Advisers Act of 1940 and the rules thereunder (“Sub-Adviser’s Code”). On at least an annual basis, the Adviser, the Sub-Adviser and the Intermediary Manager will present a report to the Company’s board of trustees (the “Board”) describing any issues arising under the Code or the Adviser’s Code or Sub-Adviser’s Code, as applicable, or procedures that occurred since the last report to the board, including information about material violations of such codes of ethics and/or procedures as well as the Adviser’s, the Sub-Adviser’s or the Intermediary Manager’s response, as applicable, and any action taken as a response to such violation.

It is the responsibility of each individual Access Person to seek to avoid any conflict of interest or even the potential perception of a conflict of interest. Technical compliance with the Code will not automatically insulate any Access Persons from scrutiny of transactions that show a pattern of compromise or abuse of the individual’s fiduciary obligations to the Company. Accordingly, all Access Persons must seek to avoid any actual or potential conflicts between their personal interests and the interests of the Company and its stockholders. In sum, all Access Persons shall place the interests of the Company before their own personal interests. All Access Persons must read and retain this Code.

II.	Definitions

(A) “Access Person” means any trustee, employee, officer, general partner or Advisory Person (as defined below) of the Company, the Adviser, the Sub-Adviser or the Intermediary Manager.

(B) An “Advisory Person” of the Company, the Adviser, the Sub-Adviser or the Intermediary Manager means: (i) any trustee, officer, general partner or employee of the Company, the Adviser, the Sub-Adviser or the Intermediary Manager or of any company in a Control (as defined below) relationship to the Company, the Adviser, the Sub-Adviser or the Intermediary Manager, who in connection with his or her regular functions or duties makes, participates in, or obtains information regarding the purchase or sale of a Covered Security (as defined below) by the Company, or whose functions relate to the making of any recommendation with respect to such purchases or sales; and (ii) any natural person in a Control relationship to the Company, the Adviser, the Sub-Adviser or the Intermediary Manager, who obtains information concerning recommendations made to the Company with regard to the purchase or sale of a Covered Security by the Company.

(C) “Beneficial Ownership” is interpreted in the same manner as it would be under Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), in determining whether a person is a beneficial owner of a security for purposes of Section 16 of the 1934 Act and the rules and regulations thereunder. This means that an Access Person should generally consider himself, herself or itself, as the case may be, to have Beneficial Ownership of any Securities in which he, she or it has a direct or indirect pecuniary interest, which include Securities held by any Covered Family Member.

(D) “Chief Compliance Officer” means the Chief Compliance Officer of the Company (who also may serve as the chief compliance officer of the Adviser and/or one or more affiliates of the Adviser); provided, that the Company may from time to time designate another person to act on behalf of the Chief Compliance Officer during periods when the Chief Compliance Officer is absent or disabled, and during such periods the term “Chief Compliance Officer” shall mean such other officer.

(E) “Control” shall have the same meaning as that set forth in Section 2(a)(9) of the 1940 Act.

(F) “Covered Family Member” means a member of an Access Person’s immediate family who is living in such Access Person’s household. A person is considered a member of an Access Person’s immediate family if such person is a spouse, registered domestic partner, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, or person with whom the Access Person has an adoptive or “in-law” relationship.

(G) “Covered Security” means a security as defined in Section 2(a)(36) of the 1940 Act, which includes: any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral- trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing; provided that Covered Securities do not include: (i) direct obligations of the government of the United States; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and (iii) shares issued by open-end investment companies registered under the 1940 Act.

(H) “Independent Trustee” means a trustee of the Company who is not an “interested person” (as defined in the 1940 Act) of the Company.

(I) “Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, as amended (the “1933 Act”), the issuer of which, immediately before such registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the 1934 Act.

(J) “Investment Personnel” of the Company, the Adviser, the Sub-Adviser or the Intermediary Manager, means: (i) any employee of the Company, the Adviser, the Sub-Adviser or the Intermediary Manager (or of any company in a Control relationship to the Company, the Adviser, the Sub-Adviser or the Intermediary Manager) who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by the Company; and (ii) any natural person who Controls the Company, the Adviser, the Sub-Adviser or the Intermediary Manager and who obtains information concerning recommendations made to the Company regarding the purchase or sale of securities by the Company.

(K) “Limited Offering” means an offering that is exempt from registration under the 1933 Act pursuant to Section 4(2) or Section 4(6) thereof or pursuant to Rule 504, Rule 505, or Rule 506 thereunder.

(L) “Purchase or sale of a Covered Security” includes, among other things, the writing of an option to purchase or sell a Covered Security.

(M) “Security Held or to be Acquired” by the Company means: (i) any Covered Security which, within the most recent 15 calendar days: (A) is or has been held by the Company, one of its subsidiaries or an entity for which the Company acts as adviser; or (B) is being or has been considered by the Company, the Adviser the Sub-Adviser or the Intermediary Manager for purchase by the Company, one of its subsidiaries or an entity for which the Company acts as adviser; and (ii) any option to purchase or sell, and any security convertible into or exchangeable for, a Covered Security described in the foregoing clause (i).

(N) “17j-1 Organization” means the Company, the Adviser, the Sub-Adviser or the Intermediary Manager, as the context requires.

III.	Objectives and General Prohibitions

An Access Person may not engage in any investment transaction under circumstances in which the Access Person benefits from or interferes with the purchase or sale of investments by the Company. In addition, Access Persons may not use information concerning the investments or investment intentions of the Company, or their ability to influence such investment intentions, for personal gain or in a manner detrimental to the interests of the Company.

Access Persons may not engage in conduct that is deceitful, fraudulent or manipulative, or that involves false or misleading statements, in connection with the purchase or sale of investments by the Company. In this regard, Access Persons should recognize that Rule 17j-1 makes it unlawful for any affiliated person of the Company, or any affiliated person of an investment adviser for the Company, in connection with the purchase or sale, directly or indirectly, by the person of a Security Held or to be Acquired by the Company to:

(i) employ any device, scheme or artifice to defraud the Company;

(ii) make any untrue statement of a material fact to the Company or omit to state to the Company a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

(iii) engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Company; or

(iv) engage in any manipulative practice with respect to the Company.

Access Persons should also recognize that a violation of this Code or of Rule 17j-1 may result in the imposition of: (1) sanctions as provided by Section VIII below; or (2) administrative, civil and, in certain cases, criminal fines, sanctions or penalties.

IV.	Prohibited Transactions

The following are considered prohibited transactions:

A.	An Access Person may not purchase or otherwise acquire direct or indirect Beneficial Ownership of any Covered Security, and may not sell or otherwise dispose of any Covered Security in which he or she has direct or indirect Beneficial Ownership, if he or she knows or should know at the time of entering into the transaction that: (1) the Company has purchased or sold the Covered Security within the last 15 calendar days, or is purchasing or selling or intends to purchase or sell the Covered Security in the next 15 calendar days; or (2) the Adviser has within the last 15 calendar days considered purchasing or selling the Covered Security for the Company or within the next 15 calendar days intends to consider purchasing or selling the Covered Security for the Company.

B.	Investment Personnel of the Company, the Adviser, the Sub-Adviser or the Intermediary Manager must obtain approval from the Company, the Adviser, the Sub-Adviser or the Intermediary Manager, as the case may be, before directly or indirectly acquiring Beneficial Ownership in any securities in an Initial Public Offering or in a Limited Offering. Such approval must be obtained from the Chief Compliance Officer, unless the Chief Compliance Officer is the person seeking such approval, in which case such approval must be obtained from the Chief Executive Officer of the 17j-1 Organization. An Access Person to the Adviser, the Sub-Adviser or the Intermediary Manager is not required to obtain prior approval from the Chief Compliance Officer for any transaction if such approval was obtained pursuant to the Adviser’s Code or Sub-Adviser’s Code, as applicable.

C.	No Access Person shall recommend any transaction in any Covered Securities by the Company without having disclosed to the Chief Compliance Officer his or her interest, if any, in such Covered Securities or the issuer thereof, including: the Access Person’s Beneficial Ownership of any Covered Securities of such issuer; any contemplated transaction by the Access Person in such Covered Securities; any position the Access Person has with such issuer; and any present or proposed business relationship between such issuer and the Access Person (or a party which the Access Person has a significant interest).

V.	Reports by Access Persons

A.	Personal Securities Holdings Reports.

All Access Persons shall within 10 calendar days of the date on which they become Access Persons, and thereafter, within 45 calendar days after the end of each calendar year, disclose the title, number of shares and principal amount of all Covered Securities in which they have a Beneficial Ownership as of the date the person became an Access Person, in the case of such person’s initial report, and as of the last day of the year, as to annual reports. The information in such reports must be current as of a date no more than 45 calendar days before the report is submitted. A form of such report, which is hereinafter called a “Personal Securities Holdings Report,” is attached as Schedule A. Each Personal Securities Holdings Report must also disclose the name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person as of the date the person became an Access Person or as of the last day of the year, as the case may be. Each Personal Securities Holdings Report shall state the date it is being submitted. Securities acquired in Limited Offerings and other holdings not commonly held in a brokerage account also must be included in such Securities Holdings Reports. An Access Person who fails to submit the Personal Securities Holdings Report within 10 calendar days of the date the person became an Access Person, in the case of an initial report, or within 45 calendar days of the end of the calendar year, in the case of an annual report, may be prohibited from engaging in any personal securities transactions that require pre-clearance under this Code until such certifications are submitted and may be subject to other sanctions.

B.	Quarterly Securities Transaction Reports.

Within 30 calendar days after the end of each calendar quarter, each Access Person shall make a written report to the Chief Compliance Officer of all transactions occurring in the quarter in a Covered Security in which he or she had any Beneficial Ownership. A form of such report, which is hereinafter called a “Quarterly Securities Transaction Report,” is attached as Schedule B.

A Quarterly Securities Transaction Report shall be in the form of Schedule B or such other form approved by the Chief Compliance Officer and must contain the following information with respect to each reportable transaction:

(1) Date and nature of the transaction (purchase, sale or any other type of acquisition or disposition);

(2) Title, interest rate and maturity date (if applicable), number of shares and principal amount of each Covered Security involved and the price of the Covered Security at which the transaction was effected;

(3) Name of the broker, dealer or bank with or through whom the transaction was effected; and

(4) The date the report is submitted by the Access Person.

C.	Independent Trustees.

Notwithstanding the reporting requirements set forth in this Section V, an Independent Trustee who would be required to make a report under this Section V solely by reason of being a trustee of the Company is not required to file a Personal Securities Holding Report upon becoming a trustee of the Company or an annual Personal Securities Holding Report. Such an Independent Trustee also need not file a Quarterly Securities Transaction Report unless such trustee knew or, in the ordinary course of fulfilling his or her official duties as a trustee of the Company, should have known that, during the 15-day period immediately preceding or after the date of the transaction in a Covered Security by the Independent Trustee, such Covered Security is or was purchased or sold by the Company or the Company, the Adviser, the Sub-Adviser or the Intermediary Manager considered purchasing or selling such Covered Security.

D.	Access Person of the Adviser, the Sub-Adviser or the Intermediary Manager

An Access Person of the Adviser, the Sub-Adviser or the Intermediary Manager need not make a Quarterly Securities Transaction Report or Personal Securities Holding Report if all of the information in the report would duplicate information required to be recorded pursuant to Rule 204-2(a)(13) under the Investment Advisers Act of 1940, as amended.

E.	Brokerage Account and Statements

Access Persons, except Independent Trustees, shall:

1)	within 30 calendar days after the end of each calendar quarter, identify the name of the broker, dealer or bank with whom the Access Person established an account in which any securities were held during the quarter for the direct or indirect benefit of the Access Person and identify any new account(s) and the date the account(s) were established. This information shall be included on the appropriate Quarterly Securities Transaction Report; and

2)	instruct the brokers, dealers or banks with whom they maintain such an account to provide duplicate account statements to the Chief Compliance Officer.

F.	Form of Reports

A Quarterly Securities Transaction Report may consist of broker statements or other statements that provide a list of all personal Covered Securities holdings and transactions in the time period covered by the report and contain the information required in a Quarterly Securities Transaction Report.

G.	Responsibility to Report

Access Persons will be informed of their obligations to report; however, it is the responsibility of each Access Person to take the initiative to comply with the requirements of this Section V. Any effort by the Company, or by the Adviser, the Sub-Adviser or the Intermediary Manager or their respective affiliates, to facilitate the reporting process does not change or alter that responsibility. A person need not make a report hereunder with respect to transactions effected for, and Covered Securities held in, any account over which the person has no direct or indirect influence or control.

H.	Disclaimers

Any report required by this Section V may contain a statement that the report will not be construed as an admission that the person making the report has any direct or indirect Beneficial Ownership in the Covered Security to which the report relates.

VI.	Other Prohibitions

A.	Confidentiality of the Company’s Transactions.

Until disclosed in a public report to stockholders or to the SEC in the normal course, all information concerning the securities “being considered for purchase or sale” by the Company shall be kept confidential by all Access Persons and disclosed by them only on a “need to know” basis. It shall be the responsibility of the Chief Compliance Officer to report any inadequacy found in this regard to the trustees of the Company.

B.	Outside Business Activities and Directorships.

Access Persons may not engage in any outside business activities that may give rise to conflicts of interest or jeopardize the integrity or reputation of the Company. Similarly, no such outside business activities may be inconsistent with the interests of the Company. All directorships of public or private companies held by Access Persons shall be reported to the Chief Compliance Officer.

C.	Gratuities.

Access Persons shall not, directly or indirectly, take, accept or receive gifts or other consideration in merchandise, services or otherwise of more than nominal value from any person, firm, company, association or other entity (other than such person’s employer), in each case, that does business, or proposes to do business, with the Company.

VII.	Annual Certifications

A.	Each Access Person is required to thoroughly read and maintain a copy of the Code. Upon initially becoming an Access Person and on an annual basis thereafter, Access Persons are required to attest that they understand the policies and procedures addressed in this Code and will comply and have complied with such policies and procedures. If an Access Person does not understand any part of this Code, it is such person’s duty to contact the Chief Compliance Officer for further explanation.

B.	No less frequently than annually, the Company, Adviser, the Sub-Adviser and the Intermediary Manager will furnish, and the Board shall consider, a written report to the Board (i) describing any issues arising under the Code, including any material violations of the Code or procedures and actions taken by the Company, the Adviser, the Sub-Adviser or the Intermediary Manager in response to such material violations and (ii) certifying that the Company, the Adviser, the Sub-Adviser and the Intermediary Manager have adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

VIII.	Obligation to Report Violations; Sanctions

Any violation of the Code should be brought to the immediate attention of the Chief Compliance Officer. Upon the investigation of the Chief Compliance Officer, the violation investigation will be presented to the Board. The Board, including a majority of the Independent Trustees, will then decide on the appropriate sanctions. The sanctions may include, without limitation: suspension or termination of employment, a letter of censure and/or restitution of an amount equal to the difference between the price paid or received by the Company and the more advantageous price paid or received by the offending person, recommendation of sanctions to the Adviser, the Sub-Adviser or the Intermediary Manager for any violations of this Code by its Access Persons, or any other sanction the Board may deem appropriate. Any member of the Board to which a violation of this Code relates must recuse himself or herself from any discussion or decision with respect to the handling and/or imposition of sanctions regarding such violation. No Access Person shall retaliate against any person who reported a violation of the Code.

IX.	Administration and Construction

The administration of the Code is the responsibility of the Chief Compliance Officer. The duties of the Chief Compliance Officer are as follows:

A.	Maintain an accurate and current list of all Access Persons with an appropriate description of their job function and title as well as any reporting obligation that an Access Person may have in connection with their role at the Company, Adviser, or any other business, and informing all Access Persons of their reporting obligations hereunder;

B.	Provide Access Persons with the Code annually as well as provide training on the Code to Access Persons initially upon hiring and annually thereafter;

C.	Maintain or supervise the maintenance of records and reports required in the Code;

D.	Supervise the review by compliance personnel of the Adviser of all Personal Security Holding Reports and Quarterly Securities Transaction Reports;

E.	Prepare listings of all transactions effected by Access Persons who are subject to the requirement to file Quarterly Securities Transaction Reports and reviewing such transactions against a listing of all transactions effected by the Company;

F.	Issue either personally or with the assistance of counsel, as may be appropriate, any interpretation of this Code that may appear consistent with the objectives of Rule 17j-1 and this Code;

G.	Conduct such inspections or investigations as shall reasonably be required to detect and report, with recommendations, any apparent violations of this Code to the Board; and

H.	Furnish a written report, at least annually, to the Board that (a) describes any issues arising under the Code or procedures since the last report to the Board, including information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and (b) certifies that the Company, the Adviser, the Sub-Adviser and the Intermediary Manager have adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

The Chief Compliance Officer shall maintain and cause to be maintained in an easily accessible place at the principal place of business of the 17j-1 Organization, the following records and must make these records available to the SEC at any time and from time to time for reasonable periodic, special or other examinations:

A.	A copy of all codes of ethics adopted by the Company, the Adviser, the Sub-Adviser or the Intermediary Manager and their respective affiliates, as the case may be, pursuant to Rule 17j-1 that have been in effect at any time during the past five (5) years;

B.	A record of each violation of such codes of ethics and of any action taken as a result of such violation for at least five (5) years after the end of the fiscal year in which the violation occurs;

C.	A copy of each report made by an Access Person for at least two (2) years after the end of the fiscal year in which the report is made, and for an additional three (3) years in a place that need not be easily accessible;

D.	A copy of each report made by the Chief Compliance Officer to the Board for two (2) years from the end of the fiscal year of the Company in which such report is made or issued and for an additional three (3) years in a place that need not be easily accessible;

E.	A list of all persons who are, or within the past five (5) years have been, required to make reports pursuant to Rule 17j-1 and this Code, or who are or were responsible for reviewing such reports;

F.	copies of all written acknowledgements as required by this Code for each person who is, and within the past five (5) years has been, an Access Person;

G.	A copy of each report required by Section VII(B) for at least two (2) years after the end of the fiscal year in which it is made, and for an additional three (3) years in a place that need not be easily accessible;

H.	A record of the approval by the Board, including a majority of the Independent Trustees of this Code and any material changes to this Code, including certifications from the Company, the Adviser, the Sub-Adviser and the Intermediary Manager that each has adopted procedures reasonably necessary to prevent Access Persons from violating the Company’s or other relevant code of ethics; and

I.	A record of any decision, and the reasons supporting the decision, to approve the acquisition by Investment Personnel of securities in an Initial Public Offering or Limited Offering for at least five (5) years after the end of the fiscal year in which the approval is granted.

X.	Confidentiality

All reports, duplicate account statements and other information filed or delivered to the Chief Compliance Officer or furnished to any other person pursuant to this Code shall be treated as confidential, but are subject to review as provided herein and by representatives of the SEC.

XI.	Adoption and Amendments

This Code may not be materially amended or modified except in a written form that is approved by majority vote of the Independent Trustees within six (6) months after the adoption of such amendments or modifications. Prior to approving any such material amendments or modifications, the Board, including a majority of Independent Trustees, must be provided a certification of each of the Company, the Adviser, the Sub-Adviser and the Intermediary Manager that it has adopted procedures reasonably necessary to prevent Access Persons from violating this Code (and, in the case of the Adviser and the Sub-Adviser, from the Adviser’s Code and Sub-Adviser’s Code, as applicable). The Board must base its approval of any material changes to the Code on a determination that the Code contains provisions reasonably designed to prevent Access Persons from engaging in any unlawful actions described in subparagraph (b) of Rule 17j-1.

Adopted: July 17, 2026